Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com

July 22, 2013

VIA EDGAR

Ms. Jennifer Gowetski, Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Griffin-American Healthcare REIT III, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed June 6, 2013
File No. 333-186073

Dear Ms. Gowetski:
On behalf of Griffin-American Healthcare REIT III, Inc. (the “Company”), please find transmitted herewith for filing the Company's Pre-Effective Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2013 (Registration No. 333‑186073) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
The Amendment is being filed principally in response to comments of the Commission's staff (the “Staff”) set forth in the Commission's letter dated June 25, 2013. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.
On behalf of the Company, we respond to the specific comments of the Staff as follows:
Summary, page 6

Comment No. 1: We note your response to comment 4 of our prior letter dated April 29, 2013. We continue to believe that Mr. Jeffrey Hanson and Mr. Danny Prosky should be considered sponsors of Griffin-American Healthcare REIT II, formerly known as Grubb & Ellis Healthcare REIT II. Please revise your summary disclosure to briefly describe the positions held by each of Mr. Hanson and Mr. Prosky in Grubb & Ellis Healthcare REIT II Advisor LLC and Grubb & Ellis Equity Advisors, briefly describe the bankruptcy of these entities and how the bankruptcy impacted Grubb & Ellis Healthcare REIT II.

Response: The “Prospectus Summary - Our Co-Sponsors” section of the Prospectus contained in the Amendment has been revised to describe the positions held by each of Mr. Hanson and Mr. Prosky in Griffin-American Healthcare REIT II, Inc., Grubb & Ellis Healthcare REIT II Advisor, LLC and Grubb &

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Ms. Jennifer Gowetski
Securities and Exchange Commission
July 22, 2013

Ellis Equity Advisors, LLC. With respect to the Staff's comment regarding the effect of the bankruptcy of Grubb & Ellis Company (and related entities) on Griffin-American Healthcare REIT II, Inc., the Company respectfully notes the additional disclosure provided in response to Comment No. 2 below. The Company notes that, in November 2011, the independent directors of Griffin-American Healthcare REIT II, Inc. determined that it was in the best interests of that company and its stockholders to transition advisory and dealer manager services from Grubb & Ellis Company to the same co-sponsors as the Company. At that time, Mr. Hanson resigned from his position with Grubb & Ellis Company. Griffin-American Healthcare REIT II, Inc. terminated its agreements with Grubb & Ellis Company and executed new agreements with the co-sponsors of the Company. After a 60-day transition period required pursuant to the terminated agreements, the transition to the Company's co-sponsors was completed in January 2012, prior to Grubb & Ellis Company's bankruptcy filing in February 2012. To further ensure the separation from Grubb & Ellis Company, in September 2012, Griffin-American Healthcare REIT II, Inc. entered into a settlement agreement whereby it was released from all known and unknown claims that may have been held by its former sponsor. Griffin-American Healthcare REIT II, Inc. paid an immaterial amount as part of that settlement in satisfaction of fees owing under the terminated advisory agreement and the purchase of any right Grubb & Ellis Company may have had to a subordinated distribution upon liquidation. Because the transition from the sponsorship of Grubb & Ellis Company to the co-sponsorship by American Healthcare Investors, LLC and Griffin Capital Corporation was conducted successfully and without any significant disruptions to the business operations or the public offering of Griffin-American Healthcare REIT II, Inc., and because the amounts paid by Griffin-American Healthcare REIT II, Inc. were immaterial to that company, the Company believes that the bankruptcy of Grubb & Ellis Company and its related entities did not have a material adverse effect on Griffin-American Healthcare REIT II, Inc. Rather, the Company believes that the transition to the co-sponsorship arrangement was beneficial to Griffin-American Healthcare REIT II, Inc., as illustrated by the increased growth in investments and strong operating performance of Griffin-American Healthcare REIT II, Inc. after the transition, and therefore, the bankruptcy of Grubb & Ellis Company does not rise to the level that warrants disclosure in the Company's “Prospectus Summary” section.

Prior Performance Summary, page 106

Comment No. 2: We note your response to comment 6 of our prior letter dated April 29, 2013. We continue to note your disclosure on page 106 that, prior to January 7, 2012, neither American Healthcare Investors nor Griffin Capital served as a sponsor of GA Healthcare REIT II and information regarding GA Healthcare REIT II's performance prior to January 7, 2012 is not provided. We do not agree with your analysis that narrowly defines your sponsors. As a result, we continue to believe that you should provide prior performance in this section as well as prior performance tables relating to Griffin-American Healthcare REIT II since its inception, including any adverse business developments, an explanation of how American Healthcare Investors and Griffin Capital became the new adviser and dealer manager and a description of the Grubb & Ellis bankruptcy, including how it impacted GA Healthcare REIT II and, as applicable, other prior programs. We may have further comment.

Response: The “Prior Performance Summary - Griffin-American Healthcare REIT II, Inc.” section of the Prospectus contained in the Amendment and the Prior Performance Tables attached as Exhibit A to the Prospectus contained in the Amendment have been revised to include the information requested in the Staff's comment regarding Griffin-American Healthcare REIT II, Inc. Such revised disclosure includes disclosure of the bankruptcy of Grubb & Ellis Company and its subsidiaries; however, the Company respectfully believes that the bankruptcy of Grubb & Ellis Company did not have any material adverse

Ms. Jennifer Gowetski
Securities and Exchange Commission
July 22, 2013

business effects on Griffin-American Healthcare REIT II, Inc. or any other real estate program sponsored by American Healthcare Investors or Griffin Capital.

Table III, page A-8

Comment No. 3: Please tell us why the operating results of Hotel Palomar have not been provided in Table III. We note from page A-18 that the offering closed on August 16, 2007, which is within the five years ended December 31, 2012.

Response: The Company respectfully submits that the five years ended December 31, 2012 are the complete fiscal years 2008, 2009, 2010, 2011 and 2012. As noted in the Staff's comment, the offering by Hotel Palomar closed on August 16, 2007, which is prior to the five years ended December 31, 2012. Therefore, disclosure regarding the operating results of Hotel Palomar is not required to be provided in Table III of the Prior Performance Tables (disclosure regarding Hotel Palomar is provided in Table IV because Hotel Palomar completed operations on October 25, 2012, within the five year period ended December 31, 2012).

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: Jeffrey T. Hanson